DENTONIA RESOURCES LTD

TSX-V : DTA

Suite #615 – 700 West Pender Street, Vancouver, BC, V6C 1G8
Tel: (604) 682-1141; Fax: (604) 682-1144
Website: www.dentonia.net; Email: dentonia@telus.net

[redacted]

File #82-627

November 12, 2008

08005949

Securities & Exchange Commission
Office of International Corporate Finance
450 – 5th Street N.W.
Washington, DC 20549

SUPPL

Dear Sirs/Mesdames:

Re: News Release

Enclosed is a copy of our News Release dated November 12, 2008 for your records.

Please call our office if you have any questions.

Yours truly,

DENTONIA RESOURCES LTD.

Deanna L. Sauvé
Corp. Admin.

Enclosure

DENTONIA RESOURCES LTD.
TSX-V: DTA
615 – 700 West Pender Street, Vancouver, BC, V6C 1G8
Tel: (604) 682-1141; Fax: (604) 682-1144
Website: www.dentonia.net; Email: dentonia@telus.net

November 12, 2008

For Immediate Release

DENTONIA CLOSES $20,000 NON-BROKERED PRIVATE PLACEMENT

Dentonia Resources Ltd. ("Dentonia" or the "Company") has received TSXV final approval for a non-brokered Private Placement of 400,000 units at $0.05 per Unit for gross proceeds of $20,000.

Each Unit consists of one common share and one two-year common share purchase warrant entitling the purchaser to purchase an additional common share of the Company for $0.10 per share in the first year and $0.13 per share in the second year. Warrants expire November 10, 2010.

All securities issued under this Private Placement are subject to a four-month hold period expiring on March 10, 2009.

Funds realized will primarily be used for general corporate purposes.

In the event that the Company's common shares trade at a closing price on the TSX Venture Exchange of greater than $0.50 per share for a period of 20 consecutive trading days at any time after four months and one day after the closing, the Company may accelerate the expiry date of the warrants by giving notice to the holders thereof and, in such case, the warrants will expire on the 30th day after the date on which such notice is given by the Company.

FOR FURTHER INFORMATION CONTACT

Adolf A. Petancic
President

END